

17010038

SEC Processing Section

FEB 28 2017

Washington DC 416

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SEC FILE NUMBER
8-6662

8-66662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

As of : 12/31/2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BOC INTERNATIONAL (USA) INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1045 AVENUE OF THE AMERICAS, SUITE 1501
(No. and Street)

NEW YORK	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUEY-HER LIU **(212) 259-0888**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA LLP ATTN:PHIL RYAN, CPA
(Name – if individual, state last, first, middle name)

141 WEST JACKSON BLVD, SUITE2250	**CHICAGO**	**ILLINOIS**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, RUEY-HER LIU, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BOC INTERNATIONAL (USA) INC. as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature



Title

Subscribed and sworn to before me this

14 day of FEBRUARY, 2017

SABEENA AHMED
NOTARY PUBLIC-STATE OF NEW YORK
No. 02AH6225578
Qualified in New York County
My Commission Expires July 26, 2018



Notary Public

This report** contains (check all applicable boxes)

[**x**] (a) Facing Page.
[**x**] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[**x**] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of BOC International (USA) Inc.

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (the "Company"), as December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BOC International (USA) Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ryan & Juraska LLP

Chicago, Illinois
February 14, 2017

BOC INTERNATIONAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 1,906,254
Due from broker	511,610
Commissions receivable	107,477
Security deposit	59,946
Property and equipment (net of accumulated depreciation of $53,201)	4,151
Other assets	41,463
TOTAL ASSETS	$ 2,630,901

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to related parties	$ 55,923
Accrued expenses and other liabilities	362,783
Subordinated loan	1,000,000
TOTAL LIABILITIES	1,418,706
Stockholder's Equity:	
Common stock, $1 par value, 100 share authorized, issued and outstanding	100
Additional paid-in capital	8,499,900
Deficit accumulated during the development stage	(1,946,685)
Accumulated deficit	(5,341,120)
TOTAL STOCKHOLDER'S EQUITY	1,212,195
TOTAL LIABILITIES AND STOCKERHOLDER'S EQUITY	$ 2,630,901

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

BOC International (USA) Inc. (the "Company") was incorporated in Delaware on April 13, 2004 and began operations on September 15, 2006. The Company is a wholly-owned subsidiary of BOC International (USA) Holdings Inc. (the "Parent"), a Delaware-based corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"); 19 states or territories; and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker for institutional clients primarily in the Hong Kong and China securities markets.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Electronic equipment	3 Years	Straight –line
Computer software	3 Years	Straight –line
Furniture and fixtures	5 Years	Straight –line
Leasehold improvements	Shorter of the useful life or lease term	Straight –line

Income Taxes

The Company complies with FASB ASC 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which thc differences are expected to affect taxable incomc. Valuation allowances are established, when nccessary, to reduce the deferred income tax assets to the amount expected to be realized.

FASB ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is included in the consolidated tax return of the Parent. The provision for income taxes is computed using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and applying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year separate tax return. Deferred taxes are provided on temporary differences and on any carryforwards that could be claimed on the hypothetical return and the need for a valuation allowance is assessed on the basis of projected separate return results.

The effect of graduated rates and other tax differences from the consolidated tax structure are allocated among the members of the consolidated group. For the year ended December 31, 2016, the income taxes recoverable was $2,081.

The Company is subject to Federal, and New York State and City income taxes. The Company has a combined federal, state and city deferred income tax asset of approximately $2,925,000 as of December 31, 2016, which is related to the current year net income and net operating loss carry forward. A valuation allowance has been established offsetting the $2,925,000 as the ultimate realization of these benefits is uncertain. The valuation allowance increased by approximately $231,000 for the year ended December 31, 2016.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination are 2013, 2014, and 2015.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional Currency and Presentation Currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The Functional Currency of the Company is United States Dollars ("USD").

Foreign currency transactions are translated into the Functional Currency using the prevailing exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement,* has no material effect on these financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of 17 C.F.R. §240 15c3-1 which requires the Company to maintain sufficient liquid assets to cover indebtedness, as defined. At December 31, 2016, the Company had net capital, as defined, of $1,999,158, which was $1,749,158 in excess of its required net capital of $250,000.

NOTE 5. DEVELOPMENT STAGE DEFICIT

The Company was in the development stage from inception through December 31, 2006. During 2007, the Company emerged out of the development stage and became an operating entity. The deficit accumulated during the development stage is included as a separate component of Stockholder's Equity.

NOTE 6. PROPERTY AND EQUIPMENT

As of December 31, 2016, property and equipment consisted of the following:

Computer equipment	$ 42,769
Computer software	11,213
Furniture and fixtures	3,370
Property and equipment, at cost	57,352
Less accumulated depreciation	(53,201)
Net property and equipment	$ 4,151

NOTE 7. OFF-BALANCE SHEET RISK

The Company utilizes a clearing broker on a fully-disclosed basis for all U.S. securities transactions. All of its customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with its clearing agreement, the Company indemnifies the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the due from broker on the Statement of Financial Condition is pursuant to this clearing agreement and includes a clearing deposit of $100,000. The Company's business also involves brokering customer securities transactions in non-US markets, mainly in Asia. Such transactions are conducted on a receive-versus-payment and delivery-versus-payment basis and are settled through the Company's affiliates. To the extent a customer of the Company fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NOTE 8. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk), or failures of the other parties to the transaction to perform (counterparty risk), exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other parties with which it conducts business.

As of December 31, 2016, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

The Company's business is primarily dependent on the Asian market and geographical area, which presents risk exposure related to economic and political matters.

In addition, the receivables from the clearing broker are subject to counterparty risk and, pursuant to the clearing agreement, includes a minimum clearing deposit of $100,000.

NOTE 9. DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan up to the maximum of the lesser of 6% of compensation or $18,000 per employee.

NOTE 10. RELATED PARTY

The Company maintains a money market account with Bank of China, New York Branch, a related party. As of December 31, 2016, the balance in this account was $39,470 and is included in cash and cash equivalents on the Statement of Financial Condition.

The Company borrowed $1,000,000 under a subordinated loan agreement from Bank of China International Holdings Limited ("BOCI UK Holdings") on August 15, 2016. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. The maturity date of the loan is on August 15, 2019 with a rollover provision for another three year term. Interest accrues at the LIBOR rate plus 2% (as of August 15, 2016, the rate is 3.0922%). As of December 31, 2016, the outstanding principal balance was $1,000,000 with $11,338 interest payable.

The Company utilizes the clearing brokerage services of BOCI Securities Limited ("BOCI SL"), a related party. The Company has a net commission receivable from BOCI SL of $104,747 at the current exchange rate as of December 31, 2016.

The Company utilizes the clearing brokerage services of BOCI Financial Products Limited ("BOCI FP"), a related party. The Company has a net commission receivable from BOCI FP of $2,730 at the current exchange rate as of December 31, 2016.

The Parent and its affiliates provide certain management, allocated overhead and support services to the Company pursuant to a written agreement originally dated May 1, 2015 and subsequently amended, in addition to other costs. As of December 31, 2016, $21,406 was payable to the Parent and $23,179 was payable to an affiliate of the Parent.

NOTE 11. CLEARING BROKER

The Company utilizes a domestic clearing broker-dealer for domestic transactions. No domestic clearing fees were payable as of December 31, 2016.

NOTE 12. COMMITMENTS AND CONTINGENT LIABILITIES

In accordance with the Company's operating lease for office space, the Company is required to maintain a $59,946 letter of credit (the "Letter of Credit"), which is secured by a restricted collateral account maintained with JP Morgan Chase Bank, N.A. which is reported as a security deposit on the Statement of Financial Condition.

The Company had no other commitments or contingent liabilities and was not named as defendant in any law suit as of December 31, 2016 or at any period throughout the year ended December 31, 2016.

NOTE 13. GUARANTEES

FASB ASC 460, *Guarantees* ("ASC 460"), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees as of December 31, 2016 or during the year then ended except as described in Note 7 above.

NOTE 14. SUBSEQUENT EVENTS

Subsequent events have been evaluated by management through February 14, 2017, which is the date this financial statement is available for issuance.

There are no material subsequent events requiring disclosure as of February 14, 2017.